Filed by Ocular Sciences, Inc. Pursuant to Rule 425

under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ocular Sciences, Inc.

(Commission File No.:0-22623)

The following is a series of slides relating to a presentation made on July 29, 2004 to analysts and investors in connection with the proposed merger between The Cooper Companies, Inc. and Ocular Sciences, Inc. announced on July 28, 2004. This series of slides is posted on Ocular Sciences, Inc.’s web site.

NYSE: COO

Acquisition of Ocular Sciences, Inc.

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking projections of Cooper’s results. Actual results could differ materially from these projections. Additional information concerning factors that could cause material differences can be found in Cooper’s periodic filings with the Securities and Exchange Commission. They are available publicly and on request from Cooper’s investor relations department.

7/29/2004

COMPLEMENTRY STRATEGIC FIT

REVENUE

Product lines

OCLR: disposable spheres; daily disposables

CVI: specialty lenses

Geography

OCLR: Japan; Europe (GER)

CVI:	North America; Europe

7/29/2004

COMPLEMENTARY STRATEGIC FIT

REVENUE

Customers

OCLR: retail optometric chains

CVI:	professional eye care

7/29/2004

COMPLEMENTARY STRATEGIC FIT

GROSS PROFIT

Manufacturing efficiencies

OCLR: GenII

CVI:	CooperSync

7/29/2004

COMPLEMENTARY STRATEGIC FIT

EXPENSE SYNERGIES

SG&A duplication R&D overlap

7/29/2004

MARKET TRENDS

($’s	Billions)

‘03 ‘08 CGR

Americas $1.6 (46%) $2.4 (44%) +8

Europe $.8 (23%) $1.1 (22%) +6

Asia/Pacific $1.0 (29%) $1.8 (30%) +12

Other .1 (2%) .2 (4%) +15

Total $3.5 (100%) $5.4 (100%) +9

CooperVision $35 (10%) $1.3 (25%) +13

7/29/2004

GUIDANCE

(Revenue in $'s millions)

	2005	2006	2007
COO	$930-$943	$1042-$1050	$1165-$1180
CVI	$815-$825	$915-$920	$1025-$1035
CSI	$115-$118	$127-$130	$140-$145
EPS*	$3.25-$3.35	$4.20-$4.30	$5.00-$5.10
ETR	21%	20%	20%

* Excludes non-recurring items

8 7/29/2004 The Cooper Companies

ASSUMPTIONS

2005 2006 2007

Gross Profit 63% 64% 64.5%

Operating expense 38.5% 37% 36.5%

Operating Income 24.5% 27% 28%

ETR 21% 20% 20%

Shares Outstanding 45M 46M 46.7M

7/29/2004

POST-DEAL CAPITAL STRUCTURE

($ in millions)

Total Debt $770

Stockholders’ Equity $1106

Total Capitalization $1876

Total Debt/Capitalization 41%

7/29/2004

Cooper Companies Forward-Looking Statements

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This series of slides contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of manufacturing efficiencies, integration plans, market trends, financial guidance and capital structure of the combined company are forward-looking statements. Risks, uncertainties and assumptions include the risk that the proposed merger does not close; the possibility that the companies will be unable to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the businesses of the two companies will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others; and other risks that are described from time to time in Ocular Sciences, Inc.’ Securities and Exchange Commission reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Ocular Sciences, Inc.’ results could differ materially from its expectations in these statements. Ocular Sciences, Inc. assumes no obligation and does not intend to update these forward-looking or other statements in this series of slides.

These filings are available on a web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The Cooper Companies, Inc. (“Cooper”) intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Cooper and Ocular Sciences, Inc. (“Ocular Sciences”), and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. Investors and security holders of Cooper and Ocular Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cooper, Ocular Sciences and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Coopers, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Coopers is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.

NYSE: COO